Exhibit 99.1

JAGUAR MINING INC.

Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

KPMG LLP	Telephone	(416) 777-8500
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333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Jaguar Mining Inc.

We have audited the accompanying consolidated financial statements of Jaguar Mining Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity (deficit) and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Jaguar Mining Inc. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that Jaguar Mining Inc. will need to obtain additional financing in order to discharge its liabilities. These conditions, along with other matters as set forth in Note 2 in the consolidated financial statements, indicates the existence of a material uncertainty that casts substantial doubt about Jaguar Mining Inc.'s ability to continue as a going concern.

Chartered Professional Accountants, Licensed Public Accountants

April 10, 2015
Toronto, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2014 and 2013
(Expressed in thousands of US dollars)

		December 31,	December 31,
		2014	2013
ASSETS
Current assets
Cash and cash equivalents		$7,161	$9,015
Inventory	Note 5	19,175	23,080
Recoverable taxes	Note 6	10,614	3,985
Other accounts receivable		1,636	6,293
Prepaid expenses and advances		1,639	1,754
Derivatives	Note 14(d)	-	508
Total Current Assets		40,225	44,635
Non-current assets
Property, plant and equipment	Note 7	63,773	155,952
Mineral exploration projects	Note 8	68,544	67,885
Recoverable taxes	Note 6	21,368	25,220
Other assets		1,354	1,096
Total assets		$195,264	$294,788

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities	Note 9	$16,049	$24,651
Notes payable	Note 10	29,413	316,076
Current tax liability		-	11,642
Reclamation provisions	Note 12	1,202	826
Derivatives	Note 14(d)	197	-
Other provisions and liabilities	Note 13	16,605	7,985
Total Current Liabilities		63,466	361,180
Non-current liabilities
Notes payable	Note 10	1,538	5,911
Deferred income taxes	Note 11	8,338	6,350
Other taxes payable		101	-
Reclamation provisions	Note 12	20,172	14,844
Other liabilities		61	62
Total liabilities		$93,676	$388,347

SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital Stock	Note 14(a)	434,465	371,077
Stock options		525	917
Deferred shares units		965	-
Contributed surplus		18,666	17,638
Deficit		(352,836)	(483,699)
Hedging Reserve	Note 14(d)	(197)	508
Total shareholders' equity (deficiency)		101,588	(93,559)
Financial liabilities and other commitments	Note 21
Total liabilities and shareholders' equity (deficiency)		$195,264	$294,788

Going Concern and Recapitalization Plan	Note 2

On behalf of the Board:
(signed) “Richard Falconer” (signed) “George M. Bee”

The accompanying notes are an integral part of these annual consolidated financial statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2014 and 2013
(Expressed in thousands of US dollars)

		Year Ended December 31,
		2014	2013

Gold Sales		$116,362	$134,140
Production costs	Note 16	(90,431)	(89,304)
Depletion and amortization		(30,521)	(32,050)
Gross profit (loss)		(4,590)	12,786

Exploration and evaluation costs		280	944
Care and maintenance costs (Paciencia mine)		2,181	2,529
Stock-based compensation	Note 14	1,557	356
General and administration expenses		12,919	16,652
Restructuring fees		11,231	4,632
Amortization		1,062	1,138
Adjustment to legal and VAT tax provisions	Note 17	(3,295)	35,172
Impairment charges	Note 18	88,938	145,487
Other expenses		7,426	287
Operating loss		(126,889)	(194,411)

Foreign exchange loss		174	4,137
Financial instruments gain	Note 19	(272,818)	(5,001)
Finance costs	Note 20	12,479	54,247
Other non-operating expenses (recoveries)		(315)	1,862
Income (loss) before income taxes		133,591	(249,656)
Current income tax recovery		(9)	(921)
Deferred income tax expense	Note 11(e)	2,737	572
Total income tax expense (recovery)		2,728	(349)
Net income (loss)		130,863	(249,307)
Other comprehensive loss		(565)	508
Total comprehensive income (loss)		130,298	(248,799)

Earnings per share	Note 15
Income (loss) per share
Basic		$1.69	$(251.29)
Diluted		$1.64	$(251.29)
Weighted average shares outstanding
Basic		77,323,349	992,118
Diluted		79,997,967	992,118

The accompanying notes are an integral part of these annual consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014 and 2013
(Expressed in thousands of US dollars)

		Year Ended December 31,
		2014	2013
OPERATING ACTIVITIES
Net income (loss) for the year		$130,863	$(249,307)
Adjusted for non-cash items
Unrealized foreign exchange (gain) loss		(425)	1,514
Stock-based compensation expense		1,557	341
Interest expense		9,220	54,851
Accretion of interest expense		3,259	(604)
Deferred income tax expense		2,737	572
Depletion and amortization		31,583	33,188
Provision and loss on disposition of property, plant and equipment		194	2,951
Write-down of inventory	Note 5	1,566	3,459
Impairment of properties	Note 18	88,938	145,487
Provision (recovery) of VAT and other taxes	Note 17	(16,895)	26,701
Legal provisions	Note 17	13,600	8,471
Gain on debt extinguishment	Note 19	(265,566)	-
Gain on Vale note amendment	Note 19	(6,769)	-
Loss on Renvest ammendment		400	-
Unrealized gain on derivatives and option component of notes		(343)	(4,415)
Reclamation expenditure		(650)	(287)
		(6,731)	22,922
Adjusted for changes in non-cash operating assets and liabilities
Inventory		1,045	779
Other accounts receivable		4,657	2,117
Recoverable taxes		581	3,032
Prepaid expenses and other assets		(252)	2,574
Accounts payable and accrued liabilities		(1,159)	(9,345)
Taxes payable		(6)	(3,809)
Other provisions		(4,980)	(5,286)
Deferred compensation liabilities		-	(171)
Net cash provided by (used in) operating activities		(6,845)	12,813

FINANCING ACTIVITIES
Share issuance		50,000	-
Repayment of debt		(32,811)	(22,139)
Increase in debt		15,054	41,306
Decrease in restricted cash		109	500
Interest paid		(5,615)	(13,663)
Other liabilities		5	(25)
Net cash provided by financing activities		26,742	5,979

INVESTING ACTIVITIES
Mineral exploration projects		(659)	(806)
Purchase of property, plant and equipment		(21,762)	(23,039)
Proceeds from disposition of property, plant and equipment		720	634
Net cash used in investing activities		(21,701)	(23,211)

Effect of exchange rate changes on cash and cash equivalents		(50)	(422)
Net decrease in cash and cash equivalents		(1,854)	(4,841)
Cash and cash equivalents at the beginning of year		9,015	13,856
Cash and cash equivalents at the end of year		$7,161	$9,015

The accompanying notes are an integral part of these annual consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
For the years ended December 31, 2014 and 2013
(Expressed in thousands of US dollars)

								Contributed Surplus	Deficit	Hedging Reserve1	Total Equity (Deficiency)
		Common Shares		Stock Options		Deferred Shares Units
		Shares	Amount	Options	Amount	Units	Amount

Balance as at January 1, 2013		84,409,648	$370,043	1,836,250	$2,137	-	-	$16,015	(234,392)	-	$153,803
Shares issued	Note 14(a)	1,986,708	$1,034	-	-	-	-	-	-	-	1,034
Stock options issued		-	-	277,778	403	-	-	-	-	-	403
Vested options forfeited		-	-	(70,000)	(231)	-	-	231	-	-	-
Vested options expired upon termination		-	-	(440,000)	(1,392)	-	-	1,392	-	-	-
Other comprehensive income		-	-	-	-	-	-	-	-	508	508
Net loss		-	-	-	-	-	-	-	(249,307)	-	(249,307)
Balance as at December 31, 2013		86,396,356	$371,077	1,604,028	$917	-	$-	$17,638	$(483,699)	$508	$(93,559)

Balance as at January 1, 2014		86,396,356	371,077	1,604,028	917	-	-	$17,638	$(483,699)	$508	$(93,559)
Share consolidation	Note 2	(85,396,429)	-	-	-	-	-	-	-	-	-
Shares issued	Note 2	110,111,111	77,591	-	-	-	-	-	-	-	77,591
Shares issued cost		-	(14,203)	-	-	-	-	-	-	-	(14,203)
Options cancelled	Note 14(b)	-	-	(1,604,028)	(917)	-	-	1,028	-	-	111
Stock options issued	Note 14(b)	-	-	2,679,735	525	-	-	-	-	-	525
Deferred shares units	Note 14(c)	-	-	-	-	1,600,566	965	-	-	-	965
Realized gain on statement of operations		-	-	-	-	-	-	-	-	(140)	(140)
Other comprehensive loss		-	-	-	-	-	-	-	-	(565)	(565)
Net income		-	-	-	-	-	-	-	130,863	-	130,863
Balance as at December 31, 2014		111,111,038	$434,465	2,679,735	$525	1,600,566	$965	$18,666	$(352,836)	$(197)	$101,588

1. Hedging reserve Note 14(d)
The accompanying notes are an integral part of these annual consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

1.	Nature of business

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a corporation continued under the Business Corporations Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The address of the Company’s registered and principal executive office is 67 Yonge Street, Suite 1203, Toronto, Ontario, M5E 1J8, Canada.

These consolidated financial statements of the Company as at and for the years ended December 31, 2014 and 2013 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and MCT Mineração Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

2.	Going concern and recapitalization plan

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they become due.

The Company has reported an operating loss for the year ended December 31, 2014. The Company considers that the near term economic outlook presents challenges in terms of commodity prices. Whilst the Company has instituted measures to preserve cash, improve operations and is seeking to secure additional financing, these circumstances create uncertainties over future results and cash flows.

The Company had a working capital deficiency of $23.2 million as at December 31, 2014. The Company will need to obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures.  There is no assurance that the Company’s financing initiatives will be successful or sufficient.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current operations or exploration programs will result in profitable mining operations. This fact, along with the factors discussed in the preceding paragraphs results in a material uncertainty that casts substantial doubt as to the Company’s ability to continue to operate as a going concern. The recoverability of the carrying value of property, plant and equipment and mineral exploration projects is dependent upon the success of the above operating, exploration and financing activities and the future gold price. Changes in future conditions could require material write-downs of the carrying value of property, plant and equipment and mineral exploration projects.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used, and such adjustments could be material.

On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes” – see Note 10) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by the Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders.  Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013, holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto.
On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”).  The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”). The Court granted an Initial Order, Claims Procedure Order and Meeting Order, each dated December 23, 2013.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company. Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court, on February 6, 2014, sanctioning the CCAA Plan.

Thereafter, on April 22, 2014, the Company successfully implemented the CCAA Plan.  Based on the CCAA Plan a series of steps leading to an overall capital reorganization of Jaguar were implemented. These steps included:

•
The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”);

•
The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims received their pro-rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013, received their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes.  Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) have been irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company are fully and finally released;

•
Noteholders who participated in the Share Offering purchased up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders received their pro-rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) in exchange for their Notes;

•
Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement purchased their pro-rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and received their pro rata share of an additional 11,111,111 common shares of the Company (the “Backstopped Commitment Shares”) in exchange for their Notes.

The gain on debt extinguishment resulting from implementing the CCAA Plan is summarized as follows:

Extinguishment of principal portion of the Notes (Note 10(c)(d))	$268,500
Extinguishment of interest accrued on the Notes	10,454
Fair value of 19,000,000 common shares issued in exchange for extinguishment of the Notes	(13,388)
Gain on debt extinguishment	$265,566

In connection with the CCAA Plan, the Company negotiated amendments to certain terms of the Renvest Credit Facility (as defined in Note 10(e)).  The Facility amendments provide among other things the following key changes:

•	the maturity date of the Facility was extended to December 31, 2015 from July 25, 2014;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

•
mandatory repayments of $1.0 million of principal amount plus accrued and unpaid interest shall be made each month from and including July 2014 to and including November 2015, with the balance of all outstanding obligations to be repaid on December 31, 2015;

•
the Lender shall have a right to convert up to $5.0 million of the outstanding obligations under the Facility into equity at a specified conversion price (subject to certain anti-dilution protections); and

•	existing breaches, defaults and events of default under the Facility were waived by the Lender.

In connection with the above amendments, the Company agreed to repay immediately to the Lender $10.0 million on account of the outstanding obligations under the Facility and the Lender waived its rights under the Facility to receive any portion of the net proceeds of the Share Offering, with the exception of the agreed upon $10.0 million repayment described above.

3.	Basis of preparation

a)	Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2014.  IFRS comprises of International Financial Reporting Standards (“IFRS”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standards Interpretations Committee (“SICs”).  The Company’s significant accounting policies are described in note 4 of these consolidated financial statements for the year ended December 31, 2014.

These consolidated financial statements were authorized for issuance by the Board of Directors on April 10, 2015.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for some financial instruments and liabilities associated with certain long-term incentive plans and reclamation provisions, which are stated at fair value.

The consolidated financial statements include the accounts of Jaguar Mining Inc and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control.

c)	Functional and presentation currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate.  The Company has determined its functional currency as U.S. dollar. Determination of functional currency requires certain judgements to determine the primary economic environment.

In line with the Company’s functional currency, these consolidated financial statements are presented in U.S. dollars. All financial information presented in U.S. dollars has been rounded to the nearest thousand.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

d)	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverability of property plant and equipment, recoverable taxes, deferred tax assets and liabilities, reclamation provisions, derivatives,  liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact these consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized in these consolidated financial statements are discussed below:

(i) Unit of production depletion and amortization

The Company’s mineral exploration projects and mining properties are depleted and amortized on a unit-of-production basis, using the expected amount of recoverable reserves. Changes to these estimates, which can be significant, could be caused by a variety of factors, including future production differing from current forecasts, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and other factors impacting mineral reserves or the expected life of the mining operation.

(ii) Inventory

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value. Production costs charged to earnings include labour, benefits, material and other product costs. The assumptions used in the impairment assessment of gold in process inventory include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumed gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventory, which could reduce the Company’s earnings and working capital.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad is not known until the leaching process is concluded.

(iii) Mine reserve estimates

A mine reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the Company’s mining properties. In order to calculate reserve estimates, assumptions are required about a range of geological, technical and economic factors, including: quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

Estimates of mine reserves may change as estimates and assumptions change and as additional geological data is generated during the course of operations. Changes in mine reserve estimates may affect carrying values of the Company’s inventory, property, plant and equipment, mineral exploration projects, reclamation provisions and deferred income taxes.

(iv) Capitalization of mineral exploration projects

The Company’s accounting policy for exploration costs results in certain items being capitalized according to the expected recoverability of the projects. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the costs, a judgment is made that recovery of the costs is unlikely, the relevant capitalized amount will be written off to earnings.

The recoverability of the amounts shown for mineral exploration projects is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions. If a project does not prove viable, all unrecoverable costs associated with the project net of any related existing impairment provisions are written off.

(v) Production start date

The determination of the date on which a mine enters the production stage is a significant judgment since capitalization of certain costs ceases upon entering production. As a mine is constructed, costs incurred are capitalized and proceeds from incidental mineral sales prior to commencement of commercial production are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgment in its determination. The production start date assessment impacts the commencement of amortization and depreciation.

(vi) Reclamation provision

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful lives. The Company recognizes liabilities for reclamation provisions in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the period is expensed. Over time, the reclamation provision will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.

The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are future changes to environmental laws and regulations that could increase the extent of reclamation and remediation work required to be performed by the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

(vii)	Stock-based compensation

The Company includes an estimate of forfeitures, share price volatility, expected life and risk-free interest rates in the calculation of the liability for certain long-term incentive plans. These estimates are based on previous experience and may change throughout the life of an incentive plan. Such changes could impact the carrying value of the deferred compensation liability, property, plant & equipment, mineral exploration projects, inventory and earnings.

(viii) Determination of functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s gold sales, production and operating costs, financing and related transactions. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(ix) Capitalization of borrowing costs

Borrowing costs are identified for capitalization to property, plant and equipment construction projects until such time that the constructed asset is substantially complete and ready for its intended use. Borrowing costs related to specific borrowings are identified for capitalization to mineral exploration projects until such time that the mine is substantially complete and ready for its intended use. Amounts to be capitalized are estimated based on costs incurred to date and the interest rate of specific borrowings or the weighted average borrowing costs of general borrowings. The judgment used to identify mines or assets that require capitalization of borrowing costs could impact the carrying value of those assets, depletion and amortization and interest expense.

(x) Identification of impairment

The Company considers, at the end of each annual reporting period, whether or not there has been an impairment of the capitalized mineral exploration projects, or property, plant and equipment. For producing and non-producing mining properties, this assessment is based on the expected future cash flows to be generated from the asset. Assumptions, such as gold price, discount rate, foreign exchange rate and expenditures underlying the fair value estimates are subject to risks and uncertainties.  If the Company determines there has been an impairment because its prior estimates of discounted future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, the Company would be required to write-down the recorded value of its mineral explorations projects, or property, plant & equipment, which would reduce the Company’s earnings and net assets.

(xi) Recoverable taxes

In Brazil, the Company is due refunds of certain taxes based on consumption, of which the timing of realization is uncertain. If these recoverable taxes are not collected, it could reduce the carrying value of these assets. Given limited methods available to recover these taxes and the length of time it takes to recover them, management estimates their present value based on the manner and timing of expected recovery.

(xii) Deferred taxes

The Company recognizes the deferred tax benefit related to tax assets and tax losses to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit and expected timing of reversals of existing temporary differences. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from tax assets and tax losses.

Jaguar Mining | 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

(xiii) Other provisions and contingent liabilities

On an ongoing basis, the Company is subject to various claims and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty. A liability is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably.

By their nature, these contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment of the potential outcome of future events.

4.	Significant accounting policies

a)	Existing accounting policies

(i) Basis of consolidation

Subsidiaries are entities controlled by the Company. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(ii)	Cash and cash equivalents

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents. Cash held on deposit as security is classified as restricted cash.

(iii)	Inventory

Gold in process and ore in stockpiles are stated at the lower of the average total production cost or net realizable value. Production costs include direct labour, employee benefits, direct material and other direct product costs including depletion and amortization. Net realizable value represents estimated selling price in the ordinary course of business, less any further costs expected to be incurred to completion.

Raw materials and mine operating supplies are stated at the lower of weighted average cost, and net realizable value.

(iv)	Property, Plant and Equipment (‘PP&E’)

Buildings, Plant & Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Jaguar Mining | 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

Buildings, plant and equipment are depreciated over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses. Depreciation on equipment utilized in the development of assets, including underground mine development, is recapitalized as development costs attributable to the related asset.

Leasing Arrangements

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to the Company are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding.

The interest element of the lease is charged to the consolidated statement of income as a finance cost. PP&E assets acquired under finance leases are depreciated, over the shorter of the useful life of the asset and the lease term. All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

Construction-in-progress

Assets under construction at operating mines are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project.

Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Depreciation

Depreciation methods and rates for significant categories of non-current assets are as follows:

Processing plants	- over plant life, straight-line basis
Vehicles	- 5 years, straight-line basis
Equipment	- 5 -10 years, straight-line basis
Leasehold improvements	- over term of lease, straight-line basis
Mining properties	- unit-of-production method (1)

(1) Depletion of mining properties and amortization of pre-production and development costs are calculated and recorded on the unit-of-production basis over the mine’s estimated and economically proven and probable reserves.

Jaguar Mining | 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Amortization is adjusted prospectively if there is a change in useful lives, reserve base or residual values.

(v)	Underground Mine Development Costs

At our underground mines, we incur development costs to build new drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a units of production basis, whereby the denominator is estimated ounces of gold in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction.

(vi)	Impairment

The carrying value of all categories of property, plant and equipment and mineral exploration projects are reviewed at each reporting date for impairment or whenever events or circumstances indicate the recoverable amount may be less than the carrying amount. The recoverable amount is the greater of its value-in-use and its fair value less cost of disposal.

Value-in-use is based on estimates of discounted future cash flows expected to be recovered from an asset or the smallest group of assets that largely generates independent cash inflows (cash generating units or “CGUs”) through their use. Estimated future cash flows are calculated using estimates of future recoverable reserves and resources, future commodity prices and expected future operating and capital costs. Once calculated, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost of disposal is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset or CGU, excluding finance costs and income tax expense.

An impairment loss is recognized when the carrying value of an asset held for use exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. Impairment losses are recognized in operating expenses. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion or amortization, if no impairment loss had been recognized.

Jaguar Mining | 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

(vii)	Income taxes:

Income tax expense comprises current and deferred income taxes. Income tax expense is recognized in the consolidated statements of operations and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity.

Current income taxes

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred income taxes

The Company accounts for deferred income taxes under the asset and liability method. Under this method of tax allocation, deferred income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).

Deferred income taxes are measured using the tax rates that are expected to be in effect when the temporary differences are likely to reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The effect on deferred income tax assets and liabilities of a change in tax rates is included in earnings in the period in which the change is substantively enacted. The amount of deferred income tax assets recognized is limited to the amount that is probable to be realized.

(viii)	Reclamation provisions

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation or reclamation. Reclamation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies.

Routine operating costs that may impact the ultimate closure and reclamation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required reclamation costs can be made.

Provisions for the cost of each reclamation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/ reclamation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and reclamation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected reclamation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

Jaguar Mining | 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates.

Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income.

In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statement of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

(ix)	Legal and other provisions

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation and is measured using the present value of cash flows estimated to settle the present obligation.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or un-asserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, and then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

Jaguar Mining | 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

(x)	Foreign currency translation

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries. Monetary assets and liabilities of the Company's operations are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Transactions in foreign currencies are translated at the actual rates of exchange. Foreign currency gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss).

(xi)	Revenue recognition

We record revenue when evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

The Company produces gold doré which is further refined by a third party. Revenue from gold doré is recognized when title is transferred, delivery is completed, and when the Company has reasonable assurance with respect to measurement and collectability.

(xii)	Stock-based compensation

The Company has stock-based compensation plans, which are described in Note 14(b)(c).  The Company accounts for all equity-settled stock-based payments based on the fair value.

Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized over the vesting period. The amount recognized as an expense is adjusted to reflect any changes in the Company’s estimate of the shares that will eventually vest and the effect of any non-market vesting conditions.

The Company treats awards that call for settlement in cash, including share appreciation rights and performance awards, as liabilities. The value of these liabilities is re-measured at each reporting period at fair value. Any gains or losses on re-measurement are recorded in the consolidated statements of operations and comprehensive income (loss). For any changes in the estimated forfeiture of the awards, the accrued compensation cost will be adjusted in the period in which the change of estimate is determined.

Share-based payment arrangements in which the Company receives goods or services as consideration are measured at the fair value of the good or service received, unless that fair value cannot be estimated reliably.

Jaguar Mining | 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

(xiii)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and their equivalents are reflected in diluted earnings (loss) per share by the application of the treasury method. The computation of diluted earnings (loss) per share assumes conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.

(xiv)	Financial instruments - recognition and measurement:

The Company classifies all financial instruments as held-to-maturity, fair value through profit & loss (“FVTPL”), loans and receivables, available-for-sale, or other financial liabilities.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to earnings in the period in which they arise.

•	FVTPL financial instruments are carried at fair value with changes in fair value charged or credited to earnings in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to earnings using the effective interest method. Impairment losses are charged to earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income (loss). Impairment losses are charged to earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or amortized cost, net of transaction costs and any embedded derivatives that are not closely related to the financial liability, depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to earnings using the effective interest method.

•	The following is a summary of the financial instruments outstanding and classifications as at December 31, 2014:

Cash and cash equivalents	- Loans and receivables
Other accounts receivable	- Loans and receivables
Derivative assets and liabilities	- FVTPL
Restricted cash	- Loans and receivables
Accounts payable and accrued liabilities	- Other financial liabilities
Notes payable	- Other financial liabilities
Other provisions	- Other financial liabilities
Option component of convertible notes	- FVTPL

The Company has used certain derivative financial instruments, principally forward sales contracts and commodity option contracts to manage commodity price exposure on gold sales, and forward foreign exchange contracts to manage exposure to changes in foreign exchange rates. Derivative financial instruments are used for risk management purposes and not for generating trading profits. Derivative instruments are recorded at fair value.  Changes in the fair values of derivative instruments are recognized in interest income/expense in the consolidated statements of operations and comprehensive income (loss) with the exception of derivatives designated as effective cash flow hedges.

Jaguar Mining | 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”), the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is reported as an unrealized gain (loss) on derivatives contracts in the consolidated statement of operations and comprehensive loss.

Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price. Unrealized gains and losses on forward foreign exchange contracts are primarily a result of the difference between the forward currency contract price and the spot price of the Brazilian reais (R$).

(xv)	Borrowing costs

We capitalize interest or borrowing costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases.

Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

b)	Accounting standards adopted during the year 2014

•
IFRIC 21 – Levies (“IFRIC 21”) - In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no material impact on the Company’s audited consolidated financial statements.

•
IAS 32 – Offsetting of Financial Instruments (“IAS 32”) - The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s audited consolidated financial statements upon adoption of these amendments.

•
IAS 36 - Impairments of Assets (“IAS 36”) was amended by the IASB in May 2013 to clarify the requirements to disclose the recoverable amounts of impaired assets and require additional disclosures about the measurement of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. There was no impact on the Company’s audited consolidated financial statements upon adoption of these amendments.

Jaguar Mining | 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

c)	Accounting standards issued but not yet effective

The following are new pronouncements approved by the IASB. These new standards are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods:

•
IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. IFRS 9 also amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instrument.

The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

•
IFRS 15 Revenue from Contracts with Customers was issued by IASB in May 2014.  It specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. The impact of IFRS 15 on the Company’s consolidated financial statements has not yet been determined.

5.	Inventory

Inventory is comprised of the following:

	December 31,	December 31,
	2014	2013
Raw material	$2,524	$2,852
Mine operating supplies	6,472	7,456
Ore in stockpiles	258	871
Gold in process	3,664	6,323
Unrefined gold at refinery	4,456	3,533
Finished goods (gold bullion)	1,801	2,045
Total Inventory	$19,175	$23,080

	Year Ended December 31,
	2014	2013
Inventory amounts recorded in production costs	$88,324	$85,156
Inventory amounts recorded in depletion and amortization	30,521	32,050

	Year Ended December 31,
	2014	2013
Inventory write down	$1,566	$3,463

Jaguar Mining | 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

6.	Recoverable taxes

	December 31, 2013	Additions/ Reversals	Write-off and sales of credits	Applied to taxes payable	Foreign exchange	December 31, 2014
Value added taxes and other1	$43,641	$6,987	$(2,009)	$ - 17,059	$ - 4,901	$26,659
Provision for VAT and other2	(26,701)	16,895	-	-	2,291	(7,515)
Net VAT and other taxes	$16,940	$23,882	$(2,009)	$(17,059)	$(2,610)	$19,144

ICMS3	$14,527	$4,393	$(637)	$(996)	$(2,201)	$15,086
Reserve for ICMS3	(2,262)	(134)	-	-	148	(2,248)
Net ICMS	$12,265	$4,259	$(637)	$(996)	$(2,053)	$12,838
Total recoverable taxes	$29,205	$28,141	$(2,646)	$(18,055)	$(4,663)	$31,982

Less: current portion	3,985					10,614
Non-current portion	$25,220					21,368

Receivable from sales of ICMS tax credits 4	$5,866					$889

	December 31, 2012	Additions	Write-off and sales of credits	Applied to taxes payable	Foreign exchange	December 31, 2013
Value added taxes and other1	$47,229	$5,890	$-	$(3,412)	$(6,066)	$43,641
Provision for VAT and other2	-	(26,701)	-	-	-	(26,701)
Net VAT and other taxes	$47,229	$(20,811)	$-	$(3,412)	$(6,066)	$16,940

ICMS3	$19,182	$3,765	$(6,153)	$-	$(2,267)	$14,527
Reserve for ICMS3	(2,922)	(69)	617	-	112	(2,262)
Net ICMS	$16,260	$3,696	$(5,536)	$-	$(2,155)	$12,265
Total recoverable taxes	$63,489	$(17,115)	$(5,536)	$(3,412)	$(8,221)	$29,205

Less: current portion	9,031					3,985
Non-current portion	$54,458					$25,220

1)
The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods, including as cash refund or as a credit against current taxes payable.

2)
The Company recorded a provision against its recoverable taxes given limited methods available to recover such taxes and the length of time it will take to recover such taxes. The provision reduces the net carrying amount of value added taxes and other taxes to their estimated present value based on the manner and timing of expected recovery, discounted at a rate of 12.95% (Brazilian Central Bank’s Selic rate).

During 2014, the Company initiated procedures to obtain approval and/or refund of R$29.1 million of Federal VAT input tax credits with respect to the years 2009 through 2011 for its MTL operating subsidiary. MTL is the operating subsidiary for the Turmalina Mine.

Following an extensive audit process by the Brazilian tax authorities, which was concluded in December 2014, 81.6% of the input tax credits were approved for refund. Out of the approved amount, 29.7% was applied as a credit to reduce other federal taxes payable for the years 2012 through 2014, while R$16.7 million (approximately $6.0 million) was refunded in cash to the Company, on February 6, 2015.  The Company plans to request additional approvals and refunds of Federal VAT input tax credits for MTL for the years 2012 through 2014.

Jaguar Mining | 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

Separately, the Company also continues to pursue approval of Federal VAT input tax credits with respect to the years 2009 through 2011 for its MSOL operating subsidiary. MSOL is the operating subsidiary for the Caeté complex comprising the Pilar and Roça Grande mines. Additionally the Company plans to request additional approvals and refunds of Federal VAT input tax credits for MSOL for the years 2012 through 2014.

3)
ICMS – Imposto sobre circulação de mercadorias e prestação de serviços is a type of value added tax which can either be sold to other companies (usually at a discount rate of approximately 13%) or be used to purchase specified machinery and equipment. The ICMS credits can only be realized in the state where they were generated; in the case of Jaguar, in the State of Minas Gerais, Brazil.

4)	Recorded as part of Other accounts receivable is $889,000 related to ICMS tax credits sold to and still receivable from other companies (December 31, 2013 - $5.9 million).

Jaguar Mining | 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

7.	Property, plant and equipment (“PP&E”)

	Plant	Vehicles	Equipment	Leasehold1	CIP2	Mining properties	Total
Cost
Balance as at January 1, 2014	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650
Additions	-	449	3,182	-	2,351	21,667	27,649
Disposals	(3,755)	(2,797)	(5,429)	-	(346)	-	(12,327)
Reclassify within PP&E	1,533	77	1,069	-	(2,679)	-	-
Reclassify to MP	-	-	-	-	-	(1,782)	(1,782)
Balance as at December 31, 2014	$13,495	$11,522	$229,701	$2,380	$2,476	$353,616	$613,190

Balance as at January 1, 2013	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983
Additions	19	156	2,199	16	3,421	15,261	21,072
Disposals	-	(131)	(8,088)	-	(397)	-	(8,616)
Transfer from assets held for sale	-	134	1,680	-	397	-	2,211
Reclassify within PP&E	18	-	2,646	-	(2,664)	-	-
Balance as at December 31, 2013	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650

Accumulated amortization and impairment
Balance as at January 1, 2014	$10,891	$9,575	$132,766	$1,459	$-	$289,007	$443,698
Amortization for the period	923	1,842	16,308	464	-	10,756	30,293
Impairment loss	3,275	50	58,740	-	1,142	23,635	86,842
Disposals	(3,812)	(2,233)	(5,371)	-	-	-	(11,416)
Balance as at December 31, 2014	$11,277	$9,234	$202,443	$1,923	$1,142	$323,398	$549,417

Balance as at January 1, 2013	$9,338	$7,634	$118,466	$994	$-	$147,168	$283,600
Amortization for the year	1,077	1,932	16,074	465	-	14,540	34,088
Impairment loss	1,192	-	-	-	-	127,299	128,491
Disposals	(716)	(81)	(2,761)	-	-	-	(3,558)
Transfer from assets held for sale	-	90	987	-	-	-	1,077
Balance as at December 31, 2013	$10,891	$9,575	$132,766	$1,459	$-	$289,007	$443,698

Carrying amounts
As at December 31, 2014	$2,218	$2,288	$27,258	$457	$1,334	$30,218	$63,773
As at December 31, 2013	$4,826	$4,218	$98,113	$921	$3,150	$44,724	$155,952
1Refers to leasehold improvements in corporate office in Brazil.
2Refers to Construction in progress.

As at December 31, 2014, mining properties include the following properties which are in production, or are under development:

a)	Turmalina project

The terms of the acquisition of MTL included a royalty payable by the Company to an unrelated third party. The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

Jaguar Mining | 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

b)	Paciência Project - Santa Isabel, Palmital, Marzagão, Rio de Peixe Oxide, Chame and Bahú mines

In November 2003, the Company closed a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000. The mineral rights acquired relate to the following properties in the Paciência Project, Santa Isabel, Morro do Adão, Bahu and Marzagão and the following properties in the Caeté Expansion Project, Catita and Camará. The Company will also pay a sliding scale Net smelter royalty (“NSR”), from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price. If this were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

c)	Caeté Project - Roça Grande and Pilar mines

The Company is required to pay royalties of 0.5% of revenue to the land owners of the Pilar mine site.

d)	Impairment

The Paciência, Turmalina and Caeté projects are cash generating units (“CGUs”) which include property, plant and equipment, mineral rights, deferred exploration costs, and asset retirement obligations net of amortization. The CGUs also include mineral exploration project assets relating to properties not in production such as mineral rights and deferred exploration costs. A CGU is generally an individual operating mine or development project.

An impairment loss is recognized when the carrying amount exceeds the recoverable amount.  The recoverable amount of the properties was determined using a fair value less cost of disposal approach (“FVLCD”). FVLCD for the properties was determined by considering the net present value of future cash flows expected to be generated by the properties. Net future cash flows were derived from life of mine plans for the properties. The following significant assumptions were used to value the properties:

Discount rate:   9.87%
Gold price:  year 2015 - $1,200
year 2016 onwards - $1,300

Expected future cash flows used to determine the FVLCD used in the impairment testing of the Paciência, Turmalina and Caeté projects are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures reflected in the life of mine plans, as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, further impairments may be identified or reversal of the existing impairment may occur.

During the year ended December 31, 2014, the Company performed its impairment test based on current estimates of recoverable mineral reserves and mineral resources and the gold price.  This resulted in an impairment charge of $88.9 million, related to the Caeté project (2013 - $145.5 million, being $37.3 million related to the Paciência project, $18.7 million related to the Turmalina project and $89.5 million for the Caeté project). This has resulted in Caeté having a zero net book value as at December 31, 2014 ($92.6 million as at December 31, 2013).

The impairment charge of $88.9 million for the year ended December 31, 2014 was allocated to the following balance sheet lines: $86.8 million to property, plant and equipment and $2.1 million to mineral exploration projects (2013 - $128.5 million was allocated to property, plant and equipment and $17.0 million was allocated to mineral exploration projects).

Jaguar Mining | 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

8.	Mineral exploration projects

		Gurupi	Turmalina	Caeté	Pedra Branca	Total
Balance as at January 1, 2014		$67,494	$-	$-	$391	$67,885
Additions		645	-	314	14	973
Reclass from PP&E		-	-	1,782	-	1,782
Impairment loss	Note 7(d)	-	-	(2,096)	-	(2,096)
Balance as at December 31, 2014		$68,139	$-	$-	$405	$68,544

Balance as at January 1, 2013		$67,126	$-	$16,910	$39	$84,075
Additions		368	82	4	352	806
Impairment loss	Note 7(d)	-	(82)	(16,914)	-	(16,996)
Balance as at December 31, 2013		$67,494	$-	$-	$391	$67,885

a)	Caeté

The project includes the following properties: Pilar-sulphide, Catita-sulphide, Camará, Roça Grande, Serra Paraíso–sulphide, Juca Vieira and Trindade. The Roça Grande and Pilar mines are included in property, plant and equipment.

b)	Gurupi

Jaguar has a 100% equity ownership of MCT, which holds all of the mineral licenses for the Gurupi Project, a gold project located in the state of Maranhão, Brazil.

c)	Pedra Branca

The Company is engaged in gold exploration at a green field site, the Pedra Branca Project (the “Project”), in the State of Ceará in Northeastern Brazil, covering 87,000 acres. The Project previously was a joint venture with Glencore Xstrata plc. (formerly known as Xstrata plc.)  On March 7, 2012, Jaguar executed a binding Memorandum of Understanding (“MOU”) with Glencore Xstrata plc. to acquire the remaining 40% interest in the Project. In accordance with the terms of the MOU, Jaguar committed to (a) a cash consideration in the amount of $400,000; (b) a NSR of 1.00% payable to Xstrata on future gold production; and (c) rights of first refusal on any Base Metal Dominant Deposit (as defined in the MOU) discovered. Upon such discovery, Glencore Xstrata plc. may elect to form a new company owned 30% by MSOL and 70% by Glencore Xstrata plc., by paying 300% of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

Jaguar Mining | 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

9.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2014	2013
Accounts payable (suppliers)	$9,212	$9,237
Accrued payroll	6,483	7,730
Interest payable	72	7,468
Others	282	216
Total accounts payable and accrued liabilities	$16,049	$24,651

10.	Notes payable

	December 31, 2014	December 31, 2013
Notes payable - current portion
Bank indebtedness (a)	$14,954	$15,667
Vale note (b)	458	1,909
Renvest credit facility (e)	14,001	30,000
4.5% convertible notes (c)	-	165,000
5.5% convertible notes (d)	-	103,500
	29,413	316,076
Notes payable - non-current portion
Bank indebtedness (a)	-	183
Vale note (b)	1,538	5,728
	1,538	5,911

Total notes payable	$30,951	$321,987

Fair value of notes payable	$30,951	$53,487

a)	Bank indebtedness

As at December 31, 2014, bank indebtedness includes $191,000 of notes payable secured by equipment. The notes bear interest at 6.35% and are repayable semi-annually over the life of the note. The notes mature August 2015 (2013 - $378,000, maturing August 2015 at interest rate of 6.35%).

Bank indebtedness also includes $14.8 million of unsecured promissory notes with maturities from January 2015 to August 2015. The notes bear interest at 4.5% to 8.0% (2013 - $15.5 million, maturing from March 2014 to August 2014 at interest rates of 5.0% to 7.2%).

b)	Vale note

The Vale note was generated in 2008, by the purchase of mineral rights regarding the Caeté Project for $13.3 million (“Vale Purchase Agreement”). Payment under the Vale Purchase Agreement was subject to satisfaction of certain conditions including perfection of the transfer of the mineral rights before the Departamento Nacional de Produção Mineral (“DNPM”).  During 2010, the Company paid $3.2 million.  In November 2014 the agreement was amended whereby the Company agreed to waive certain mineral rights expected to be transferred under the purchase agreement as they had not been duly conveyed.  Accordingly, the outstanding indebtedness amount was reduced from $9.0 million to $3.0 million, payable in twelve installments of $250,000, maturing December and July of every year, until fully paid in 2020.  The first installment was paid in December 2014. The balance outstanding as at December 31, 2014 was $2.8 million ($ 9.0 million as at December 31, 2013).

Jaguar Mining | 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

The note payable is recognized at its fair value of $2.0 million and the discount of $754,000, is being accreted using the effective interest method.

c)	4.5% convertible notes

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan resulted in the extinguishment of the obligations of the 4.5% convertible notes.  Please refer to Note 2.

d)	5.5% convertible notes

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan resulted in the extinguishment of the obligations of the 5.5% convertible notes.  Please refer to Note 2.

e)	Renvest Credit Facility

The original Facility was in the amount of $30.0 million. As disclosed in Note 2, in connection with the implementation of the CCAA Plan, certain amendments were made to the Facility, including the division of the Facility into Facility A and B.  The transaction costs related to these amendments totaled $1.0 million and were included in restructuring fees in the consolidated statements of operations and comprehensive income (loss).

The features of Facility A and B are as follows:

Facility A

This facility, in the amount of $5.0 million, includes a conversion feature whereby the holder can convert the debt into common shares of the Company at the greater of $200.0 million divided by the total number of fully diluted issued and outstanding common shares and Cdn$0.91. This conversion feature meets the accounting definition of a derivative instrument.

The Company performed a valuation of this feature to determine its fair value at inception and subsequently revalued it on December 31, 2014.  As at December 31, 2014 there is $3,000 recorded as current liability ($nil as at December 31, 2013). The change in the fair value for the year ended December 31, 2014, in the amount of $343,000 was recorded as a gain on conversion option embedded in convertible debt as financial instruments gain in the consolidated statements of operations and comprehensive income (loss) (December 31, 2013 - $nil).

The estimated fair value of the derivative liability is classified as level 2 and was determined using the Black-Scholes model, with the following assumptions:

Black-Scholes model	Assumptions
Remaining contractual life	1 year
Interest rate	11%
Volatililty	70%
Risk free rate	1.02%
Share price	$0.28
Conversion price	$1.79
The embedded derivative will be revalued and marked to market at each subsequent balance sheet date with the resulting difference being recorded as a gain or loss in the consolidated statements of operations and comprehensive income (loss).  The debt discount will be accreted over the life of the convertible debt using the effective interest method.

Jaguar Mining | 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

This facility bears interest at 11% per annum and matures on December 31, 2015.

Facility B

This non-revolving facility is in the amount of $25.0 million.  As described in Note 2, $10.0 million was repaid immediately and $400,000 of the $1.0 million of transaction costs was capitalized to the Facility.  The Company performed a valuation of the debt to determine its fair value at inception.  The debt discount will be accreted over the life of the debt using the effective interest method.

This facility bears interest at 11% per annum, repayable $1.0 million plus accrued interest per month, which commenced in July 2014 and matures on December 31, 2015.

Security for Facility A and Facility B is provided by security agreements comprising all the Company’s and its subsidiaries’ present and future assets, the shares of the Company’s subsidiaries and loan guarantees by the Company’s subsidiaries. Facility A and Facility B require among other things that the Company adhere to specific financial covenants.  As at December 31, 2014, the Company was in compliance with these covenants.

11.	Income taxes

a)	Income tax expense

The following table shows the components of current and deferred tax expense:

	December 31,	December 31,
	2014	2013
Current income tax recovery	$(9)	$(921)
Deferred income tax expense	2,737	572
Total income tax expense (recovery)	$2,728	$(349)

b)	Tax rate reconciliation

The provision for income taxes differs from that which would be expected by applying the combined Canadian federal and provincial statutory income tax rate to income(loss) before income taxes. A reconciliation of the difference is as follows:

Jaguar Mining | 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

	December 31,	December 31,
	2014	2013
Income (loss) before income taxes	$133,591	$(249,656)
Combined federal and provincial income tax rate	26.50%	26.50%
Expected income tax expense (recovery)	$35,402	$(66,159)

Increase (decrease) in tax expense resulting from:
Foreign exchange	18,653	14,369
Change in benefit of non-capital losses not recognized	(21,274)	5,290
Change in benefit of other temporary differences not recognized	26,373	55,329
Difference in foreign tax rate and Canadian tax rate	(9,813)	(15,216)
Gain on debt extinguishment	(44,471)	-
Other non-deductible (taxable) expense	(2,508)	4,948
Withholding tax on intercompany interest	366	1,090
Income tax expense (recovery)	$2,728	$(349)

c)	Deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2014	2013
Deductible temporary differences	$633,740	$589,525
Tax losses	115,635	196,341

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from.

d)	Tax losses

As at December 31, 2014, the Company's non-capital losses that can be applied against future taxable profit amount to $8.5 million and expire on year 2034 (2013 - $96.1 million).  The reduction of the available income tax losses carried forward and other tax attributes was due to the impacts of implementing the CCAA Plan, mentioned in Note 2.

The Company also has non-capital losses of $121.3 million (equivalent to R$322.3 million) in Brazil which can be carried forward indefinitely, however only 30% of taxable income in one year can be applied against the loss carry-forward balance.

e)	Movement in net deferred tax liabilities

	2014	2013
Balance at the beginning of the year - January 1	$6,350	$6,624
Deferred income tax expense	2,737	572
Foreign exchange	(749)	(846)
Balance at the end of the year - December 31	$8,338	$6,350

Jaguar Mining | 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

f)	Recognized deferred tax assets and liabilities

The following table summarizes the types of recognized deferred tax assets and liabilities:

	December 31,	December 31,
	2014	2013
Deferred tax assets
Non-capital losses	$4,196	$852
Amounts not deductible until paid	2,480	2,100
Financing fees	32	-
Unrealized foreign exchange loss	-	306
Total deferred tax assets	$6,708	$3,258
Deferred tax liabilities
Inventory	$(6)	$-
Property, plant and equipment	(10,077)	(7,128)
Unrealized foreign exchange gain	(1,913)	-
Deferred revenue	(3,050)	(2,480)
Total deferred tax liabilities	$(15,046)	$(9,608)
Deferred tax liabilities - net	$(8,338)	$(6,350)

12.	Reclamation provisions

	December 31, 2013	Additions (Reversals)	Accretion	Payments	Foreign exchange	December 31, 2014
Reclamation provision	$15,670	$4,822	$3,259	$(650)	$(1,727)	$21,374

Less: current portion	826					1,202
Non-current portion	$14,844					$20,172

	December 31, 2012	Additions (Reversals)	Accretion	Payments	Foreign exchange	December 31, 2013
Reclamation provision	$21,051	$(4,436)	$1,864	$(287)	$(2,522)	$15,670

Less: current portion	4,124					826
Non-current portion	$16,927					$14,844

The reclamation provisions relate to the cost to reclaim land that has been disturbed as a result of mining activity. The estimated future cash flows have been discounted using a rate of 12.28% and the inflation rate used to determine future expected cost ranges from 4.5% to 6.8% per annum.

The Company expects to spend approximately $32.1 million (amount not discounted or adjusted for inflation) which will be incurred between 2015 and 2026 to reclaim the areas explored (2013 - $21.3 million).

13.	Other provisions and liabilities

Various legal, environmental, tax and regulatory matters are outstanding from time to time due to the nature of the Company’s operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

Jaguar Mining | 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

As at December 31, 2014, the Company has recognized a provision of $16.6 million (December 31, 2013 - $8.0 million) representing management’s best estimate of expenditures required to settle present obligations, as noted in the table below. The ultimate outcome or actual cost of settlement may vary materially from management estimates.

	December 31, 2013	Additions (Reversals)	Payments	Foreign exchange	December 31, 2014
Labour litigation	$5,156	$12,266	$(2,104)	$(827)	$14,491
Civil litigation	1,861	488	(396)	(393)	1,560
Other provisions	968	(370)	(44)	-	554
	$7,985	$12,384	$(2,544)	$(1,220)	$16,605

	December 31, 2012	Additions (Reversals)	Payments	Foreign exchange	December 31, 2013
Labour litigation	$2,500	$3,751	$(470)	$(625)	$5,156
Civil litigation	1,727	374	-	(240)	1,861
Other provisions	569	530	-	(131)	968
	$4,796	$4,655	$(470)	$(996)	$7,985

On July 30, 2013, Daniel R. Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and a former related party (Brazilian Resources Inc. -“BZI”, a company of which Titcomb is a Director) (“Plaintiffs”), filed a complaint (the “Complaint”) in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company.  Among other items, the Complaint alleges wrongful termination of Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012.

On November 21, 2013, the Company and the named directors filed motions to dismiss various aspects of the Complaint on a number of grounds (the “Motions to Dismiss”).

On December 27, 2013, the Plaintiffs filed a motion to (i) stay the Complaint until the Ontario Superior Court of Justice (Commercial List) lifts the stay in the CCAA proceeding or the CCAA proceeding  is concluded; and (ii) stay and suspend the deadline for the Plaintiffs to respond to the Motions to Dismiss.  The Company and the Named Directors did not object to this motion.  An order granting the requested stay was issued by the U.S. District Court for the District of New Hampshire on December 30, 2013.

On February 5, 2014, the Company entered into an agreement with the plaintiffs providing, among other things, that upon implementation of the CCAA Plan, the plaintiffs shall have no right to, and shall not, make any claim or seek any recoveries under the Complaint, other than enforcing such Plaintiffs’ rights, if any, to be paid from the proceeds of an enumerated company or director and officer insurance policy by the applicable insurers.  The Company agreed that, upon implementation of the CCAA Plan and if requested by the plaintiffs in the Complaint, it would withdraw its counterclaims against the plaintiffs in the Complaint.

On April 22, 2014, the CCAA Plan was implemented, thereby giving effect to the February 5, 2014 agreement between the Company and the Plaintiffs.  The Plaintiffs have not at this time requested that the Company withdraw its counterclaims against them.

On August 15, 2014, as required by the Canadian settlement agreement, Titcomb filed an amended complaint against the Company and the former directors named in the original suit in the federal court in New Hampshire.  That claim was intended to be limited to Titcomb’s employment claims, but Titcomb also included aspects of the claims relating to the strategic review process.  The Company will move to dismiss those additional claims.  On September 30, 2014, the Company filed an amended answer for the Company and the directors. Again, as required in the Canadian settlement, the Company dropped its counterclaim.  No discovery has been taken in that action as of this date. The Company has been informed that the Plaintiffs filed a Notice of Action with the Ontario Superior Court of Justice (Commercial List) on May 7, 2014.  The Notice of Action is subject to the terms of the February 5, 2014 agreement and the CCAA Plan. The Complaint in the Canadian action was served in late 2014.  No accrual has been recorded with respect to the Complaint or the Notice of Action.

Jaguar Mining | 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

14.	Capital stock

a)	Common shares

The Company is authorized to issue an unlimited number of common shares.  All issued shares are fully paid and have no par value. Changes in common shares for the years ended December 31, 2014 and 2013 are as follows:

		Number of shares	Amounts
Balance as at January 1, 2014		86,396,356	$371,077
Share consolidation	Note 2	(85,396,429)	-
Balance as at April 22, 2014		999,927	$371,077
Shares issued for:	Note 2
In exchange for the Notes		19,000,000	13,388
Offering		70,955,797	50,000
Accrued interest		9,044,203	6,373
Backstop commitment		11,111,111	7,830
Issuance cost		-	(14,203)
Balance as at December 31, 2014		111,111,038	$434,465

Balance as at January 1, 2013		84,409,648	$370,043
Shares issued1		1,986,708	1,034
Balance as at December 31, 2013		86,396,356	$371,077

1)
On January 14, 2013, 100,000 inducement shares, valued at $69,000, were granted to a new employee. On January 25, 2013, 570,919 shares, valued at $491,000, were granted to the Lender upon the initial drawdown of $5.0 million of the Facility. On June 26, 2013, 1,315,789 shares, valued at $474,000, were granted to the Lender upon the subsequent drawdown of $25.0 million of the Facility (Note 10(e)).  These shares, together with all the other shares outstanding prior to April 22, 2014 were consolidated at a ratio of (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (Note 2).

b)	Stock options

In connection with the implementation of the CCAA Plan, equity based compensation arrangements existing immediately prior to the implementation of the CCAA Plan, including the stock options were cancelled.

On April 22, 2014 the Board approved a new 10% rolling stock option plan (the “New Stock Option Plan”), which  was approved by disinterested shareholders of the Company at the Company's annual general meeting of shareholders (“AGM”), held on June 25, 2014.

The following table shows the roll-forward and the stock options outstanding as at December 31, 2014:

Jaguar Mining | 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

	Number of options	Weighted Average Exercise Price
Common Share Options
Balance as at January 1, 2014	1,604,028	$0.98
Options cancelled (CCAA plan implementation)	(1,604,028)	(0.98)
Issued during the year	2,679,735	1.35
Balance as at December 31, 2014	2,679,735	$1.35

Balance as at January 1, 2013	1,836,250	$2.52
Issued during the year	277,778	0.55
Options forfeited	(70,000)	6.28
Options expired	(440,000)	6.28
Balance as at December 31, 2013	1,604,028	$0.98

The stock options vest from two to three years and are exercisable over five to eight years.

The following table is a summary of stock options granted during 2014, the fair values and the assumptions used in the Black-Scholes option pricing formula:

	Number of options	Exercise Price	Dividend yield	Risk-free interest rate	Forfeiture rate	Expected life (years)	Volatility factor	Fair value
Stock options granted in 2014	2,679,735	$1.35	-	1.36%	0%	3.87	75%	$0.33
Stock options granted in 2013	277,778	$0.55	-	1.09%	0%	2.90	82%	$0.27

For the year ended December 31, 2014 the Company recognized $635,000 in stock based compensation expense for stock options in the consolidated statements of operations and comprehensive income (loss) (December 31, 2013 - $403,000).

c)	Deferred share units – “DSUs”

In connection with the implementation of the CCAA Plan, equity based compensation arrangements existing immediately prior to the implementation of the CCAA Plan, including the DSU plan, which had been accounted for as cash-settled awards, were cancelled.

On April 22, 2014 the board of directors of the Company approved a new deferred share unit plan (the “DSU Plan”), which was approved by disinterested shareholders of the Company at the Company's AGM in June 2014.  The purpose of the DSU Plan is to assist the Company in the recruitment and retention of qualified persons to serve as employees of the Company and to align the interests of such employees with the long-term interests of the shareholders of the Company.

The Company has the option to settle the DSUs in cash or equity. The plan is accounted for as equity-settled. The fair value of the DSUs is established based on market price of the Company’s common share and the vesting period is generally from two to three years.

The following table shows the roll-forward and the DSUs outstanding as at December 31, 2014:

Jaguar Mining | 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

	Number of units	Weighted Average Fair Value
Balance as at January 1, 2014	163,392	$0.05
Units cancelled (CCAA plan implementation)	(163,392)	0.05
Issued during the period	1,600,566	0.81
Balance as at December 31, 2014	1,600,566	$0.81

Balance as at January 1, 2013	273,479	0.74
Issued during the period	-	-
Units cancelled	(110,087)	0.16
Balance as at December 31, 2013	163,392	$0.05

For the year ended December 31, 2014 the Company had recognized $922,000 in stock based compensation expense for DSUs in the consolidated statements of operations and comprehensive income (loss) (December 31, 2013 - $146,000 recovery).

d)	Hedging reserve

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in other comprehensive income until the transaction is settled at which time the gain or loss is recognized in the consolidated statements of operations.

Included in the hedging reserve, in the consolidated statements of changes in shareholders’ equity for the year ended December 31, 2014 is an unrealized loss of $197,000 (December 31, 2013 – unrealized gain of $508,000). An aggregate realized gain in the amount of $140,000 has been recorded in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2014 (2013 – realized gains of $65,000).  The following are the outstanding contracts as at December 31, 2014:

Settlement Date	Ounces Hedged	Average US$ per ounce	Unrealized gain (loss)
January 15, 2015	2,500	$1,200	$2
January 30, 2015	6,000	1,171	(168)
February 27, 2015	2,000	1,184	(31)
Total	10,500	$1,180	$(197)

15.	Basic and diluted earnings per share

Dollar amounts and share amounts in thousands, except per share amounts.  All share and per share data presented below reflect the impact of the share consolidation disclosed in Note 2.

Jaguar Mining | 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

	Year Ended December 31,
	2014	2013
Numerator
Net income (loss)	$130,863	$(249,307)
Adjustment
Convertible option Renvest Credit Facility	172	-
Net income (loss) for the purpose of diluted income (loss) per share	$131,035	$(249,307)
Denominator
Weighted average number of common shares outstanding - basic	77,323,349	992,118
Convertible option Renvest Credit Facility	1,936,175	-
Deferred share units	738,443	-
Weighted average number of common shares outstanding - diluted	79,997,967	992,118
Basic income (loss) per share	$1.69	$(251.29)
Diluted income (loss) per share	$1.64	$(251.29)

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive:

	Year Ended December 31,
	2014	2013
Options	1,853,218	1,720,139
Convertible notes	-	26,650,000
Antidilutive shares	1,853,218	28,370,139

16.	Production costs
	Year Ended December 31,
	2014	2013
Direct mining and processing costs	(84,717)	$(82,903)
Royalty expense and CFEM taxes	(3,607)	(2,253)
Inventory write-down	(1,566)	(3,463)
Other	(541)	(685)
Total cost of production	$(90,431)	$(89,304)

Depletion and amortization	$(30,521)	$(32,050)

Jaguar Mining | 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

17.	Adjustment to legal provision and VAT taxes

		Year Ended December 31,
		2014	2013
Legal provisions	Note 13	$13,600	$8,471
Changes in provision against recoverability of VAT and other taxes	Note 6	(16,895)	26,701
Total adjustment to legal provisions and VAT taxes		$(3,295)	$35,172

18.	Impairment charges

		Year Ended December 31,
		2014	2013
Impairment on PP&E	Note 7	$86,842	128,491
Impairment on mineral exploration projects	Note 8	2,096	16,996
Total impairment charges		$88,938	$145,487

19.	Financial instrument gain

		Year Ended December 31,
		2014	2013
Gain on debt extinguishment	Note 2	$(265,566)	$-
Gain on Vale note ammendement	Note 10(b)	(6,769)	-
Gain on derivatives		(140)	(543)
Gain on conversion option embedded in convertible debt		(343)	(4,458)
Total financial instruments gain		$(272,818)	$(5,001)

20.	Finance costs

	Year Ended December 31,
	2014	2013
Interest expense	$9,220	$54,851
Accretion (reclamation)	3,259	(604)
Total finance costs	$12,479	$54,247

Jaguar Mining | 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

21.	Financial liabilities and other commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments:

As at December 31, 2014	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$16,049	$-	$-	$-	$16,049
Notes payable					-
Principal	29,854	1,000	1,000	250	32,104
Interest	1,068	-	-	-	1,068
Other liabilities	61	-	-	-	61
Total financial liabilities	$47,032	$1,000	$1,000	$250	$49,282
Other Commitments
Operating lease agreements	$208	$98	$-	$-	$306
Suppliers' agreements					-
Mine operations1	923	-	-	-	923
Other provisions and liabilities	16,605	-	-	-	16,605
Reclamation provisions2	1,342	21,715	3,422	5,608	32,087
Total other commitments	$19,078	$21,813	$3,422	$5,608	$49,921
Total	$66,110	$22,813	$4,422	$5,858	$99,203

As at December 31, 2013	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$24,651	$-	$-	$-	$24,651

Notes payable (a)
Principal	316,426	6,946	-	-	323,372
Interest	19,839	8,565	-	-	28,404
Other liabilities	1	54	-	-	55
Total financial liabilities	$360,917	$15,565	$-	$-	$376,482
Other Commitments
Operating lease agreements	263	189	-	-	452
Suppliers' agreements
Mine operations1	1,215	-	-	-	1,215
Reclamation provisions2	859	5,378	1,728	13,322	21,287
Total other commitments	$2,337	$5,567	$1,728	$13,322	$22,954
Total	$363,254	$21,132	$1,728	$13,322	$399,436

1 The Company has the contractual right to cancel the mine operation contracts with 30 days advance notice. The amount included in the commitments table represents the contractual amount due within 30 days.
2 Reclamation provisions are not adjusted for inflation and are not discounted.

Jaguar Mining | 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

22.	Capital disclosures

The Company manages its capital structure in order to support the acquisition, exploration and development of mineral properties, and to maximize return to stakeholders through a flexible capital structure which optimizes the costs of capital and the debt and equity balance. The Company sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To adjust or maintain its capital structure, the Company may adjust the amount of long-term debt, enter into new credit facilities or issue new equity.

The capital structure of the Company consists of notes payable (Note 10) and all of the components of shareholders’ equity.

The Company is not subject to externally imposed capital requirements.

23.	Financial risk management and financial instruments

The Company’s activities expose it to a variety of financial risks, including but not limited to: credit risk, liquidity risk, currency risk, interest rate risk and price risk.

a)	Credit risk

Credit risk arises from cash held with banks, derivative financial instruments with positive fair values and credit exposure to customers. The credit risk is limited to the carrying amount on the statement of financial position.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company’s cash and cash equivalents are held through large financial institutions in Brazil and Canada. The Company manages its credit risk by entering into transactions with high-credit quality counterparties, limiting the amount of exposure to each counterparty where possible, and monitoring the financial condition of the counterparties.

b)	Liquidity risk

As at December 31, 2014, the Company had a working capital deficiency of $23.2 million and an accumulated deficit of $352.8 million. The Company realized a profit for the year ended December 31, 2014 amounting to $130.9 million, primarily as a result of the gain on debt extinguishment as a result of the implementation of the CCAA Plan.  The Company’s financial liabilities and other commitments are listed in Note 21.

The Company will need to refinance/restructure its current debt and obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures. See Note 2.

c)	Derivative financial instruments

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy.

The Company entered into forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales.  The unrealized loss in the amount of $197,000 is recorded as derivative liability (2013 – an unrealized gain of $508,000 recorded as derivative asset).  Included in the consolidated statements of operations and comprehensive income (loss) are realized gains of $140,000 (2013 – realized gains of $65,000). The outstanding contracts as at December 31, 2014 are disclosed on Note 14(d).

Jaguar Mining | 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

d)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Brazilian reais and Canadian dollar denominated cash and cash equivalents, recoverable taxes, accounts payable and accrued liabilities, income taxes payable, reclamation and other provisions, and deferred compensation liabilities.

The exposure of the Company’s financial assets and liabilities (and certain other assets and liabilities) to currency risk is as follows, as at December 31, 2014:

	Denominated in Brazilian reais	Denominated in Canadian dollars
Financial assets
Cash and cash equivalents	$2,899	$538
Recoverable taxes	30,825	1,343
Other accounts receivable	1,636	-
Prepaid expenses and advances	1,985	-
Total financial assets	$37,345	$1,881
Financial liabilities
Accounts payable and accrued liabilities	14,962	667
Deferred income taxes	8,338	-
Reclamation provision	21,374	-
Other provision and liability	16,606	-
Total financial liabilities	61,280	667
Net financial assets/(liabilities)	$(23,935)	$1,214

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments (and certain other assets and liabilities) as at December 31, 2014 and 2013 with all other variables held constant. It shows how income before taxes would have been affected by changes in the relevant risk variables that were reasonably possible at that date.

	Change for Sensitivity Analysis	Gain/(loss) of change to 2014 Foreign Exchange	Gain/(loss) of change to 2013 Foreign Exchange
Exchange Rates
USD per Brazilian reais	10% increase	$2,176	$(1,884)
USD per Brazilian reais	10% decrease	(2,176)	1,884
USD per Canadian dollar	10% increase	(110)	(121)
USD per Canadian dollar	10% decrease	110	121

e)	Interest rate risk

The Company is potentially exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company managed its risk by entering into agreements with fixed interest rates on 100% of its debt with interest rates ranging from 0% to 11.0% per annum (2013 – 0% to 11.0% per annum).

Jaguar Mining | 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

f)	Price risk

The Company is exposed to price risk with respect to gold prices on gold production. The Company entered into hedge contracts during 2014 to manage this risk. As at December 31, 2014, the Company had 10,500 ounces of gold hedged (Note 14(d)) (2013 – 3,589 ounces).

g)	Financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

The fair value of the following financial assets and liabilities approximate their carrying amount due to the limited term of these instruments:

a.    Cash and cash equivalent
b.    Other accounts receivable
c.    Accounts payable and accrued liabilities
d.    Other provisions

The fair value of the notes payable is based on their market price, if available, and it is disclosed in Note 10.

Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of financial assets and liabilities:

a.     Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.     Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.     Level 3 – one or more significant inputs used in a valuation technique that are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

The fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at December 31, 2014 and December 31, 2013 are as follows:

Jaguar Mining | 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

	Level 1	Level 2	Level 3
December 31, 2014
Derivative liabilities	$-	$197	$-
Option component of Renvest Credit Facility	-	3	-
December 31, 2013
Derivative assets	$-	$508	$-

The valuation techniques that are used to measure fair value are as follows:

Derivative:

The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

Option component of Renvest Credit Facility:

The fair value of the option component of Renvest Credit Facility is determined using the Black-Scholes model, as disclosed on Note 10(e).

24.	Related party transactions

a)	Transactions with directors and key management

The Company transacts with key individuals from management and with its directors who have authority and responsibility to plan, direct and control the activities of the Company. The nature of these dealings were in the form of payments for services rendered in their capacity as director (director fees, including share-based payments) and as employees of the Company (salaries, benefits and share-based payments).

Key management personnel are defined as the executive officers of the Company including the President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Corporate Secretary.

During 2014 and 2013, remuneration to directors and key management personnel were as follows:

•	Compensation of directors

Compensation of directors comprised:

	Twelve Months Ended December 31,
	2014	2013
Fees earned and other compensation1	$518	$512
Share based compensation	197	(117)
Total compensation of directors	$715	$395
(1) Fees earned and other compensation represents fees paid to the non-executive chairman and the non-executive directors during the financial year.

Jaguar Mining | 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Tabular dollar amounts in thousands of US dollars, except per share amounts and number of shares)

•	Compensation of key management personnel

Compensation of key management personnel comprised:

	Twelve Months Ended December 31,
	2014	2013
Salary earned and other compensation	$2,655	$1,969
Share-based compensation	1,356	381
	$4,011	$2,350

b)	Other related party transactions

The Company incurred legal fees from Azevedo Sette Advogados (“ASA”), a law firm where Luis Miraglia, a director of Jaguar is a partner.  Fees paid to ASA are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amount to $51,000 for the year ended December 31, 2014 (2013 - $149,000).

The Company also incurred legal fees from Goodmans LLP (“Goodmans”), a law firm where Robert Chadwick, a director of Jaguar is a partner.  Fees paid to Goodmans are recorded at the exchange amount – being the amount agreed to by the parties and included in restructuring fees in the statements of operations and comprehensive loss  – and amount to $113,000 since April 22, 2014  (date when Robert Chadwick became a director) until December 31, 2014 (2013 - $nil).

The Company incurred consulting expenses from Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a former director of Jaguar.  Fees paid to Hermann were recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amounted to $83,000 for the year ended December 31, 2014 (2013 - $397,000).

25.	Subsequent event

On February 27, 2015, Jaguar announced that its board of directors (the "Board") has formed a special committee ("Special Committee") to initiate a strategic review process to explore alternatives for the enhancement of shareholder value. As such, the Special Committee appointed Origin Merchant Partners as its exclusive financial advisor in conjunction with the process. The review will consider various alternatives for the Company, including: merger opportunities, the potential sale of the Company's assets, potential partnership or joint venture agreements and any other options with the objective of maximizing value for the Company's shareholders.  There can be no assurance that the Company's efforts will be successful or that this process will result in any transaction.

Also on February 27, 2015, the Company announced its intention to issue up to $20.0 million principal amount of Debentures on a non-brokered private placement basis (the “Offering”). The Offering is subject to receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange.

Jaguar Mining Inc. | 41